Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN  55402-1425

Telephone: (612) 492-7000

Facsimile: (612) 492-7077

October 6, 2005

VIA EDGAR

Ms. Jeanne Bennett

Staff Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:          August Technology Corporation

Form 8-K for Item 4.02(a)

Filed September 29, 2005

File No. 0-30637

Dear Ms. Bennett:

On behalf of August Technology Corporation (the “Company”), we are responding to the comment in the letter from the Division of Corporation Finance dated September 29, 2005 and signed by you with respect to the above-referenced Form 8-K.  For your convenience in reviewing our response, we have restated the Division’s comment from the September 29 letter preceding our response.

Form 8-K Filed September 29, 2005:

We note that you intend to restate your financial statements.  However you have not indicated how or when you intend to do so.  Please disclose how and when you intend to file restated financial statements for each of the periods you have listed as being affected.  We may have further comment after you file the restated financial statements.

Response:

The Company has included a statement describing how and when the Company will file restated financial statements in its Form 8-K/A-1 filed concurrently with this letter.  The Company will restate its financial statements by filing an amended Annual Report on Form 10-K/A for the year ended December 31, 2004 (including financial data for each quarter in 2004) and amended Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005 (including financial data for the comparable quarters of 2004).  The Company currently expects to file the amended reports in conjunction with the filing of the Company’s Quarterly Report on Form 10-Q for the third quarter of 2005, currently planned for November 9, 2005.

As discussed with the Staff, the Company does not plan to amend its quarterly reports on Form 10-Q filed in 2004, since restated financial data for those quarters will be included in the Amended Annual Report on Form 10-K/A for 2004 and the amended Quarterly Reports on Form 10-Q/A for the first two quarters of 2005 and the Quarterly Report on Form 10-Q filed for the third quarter of 2005.

The Company acknowledges that

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•              Staff Comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 612-492-7067 if you have any questions relating to this matter, or if you desire any additional information.

Sincerely,

/s/ Robert Ranum

Robert K. Ranum
Attorney at Law
Direct Dial: 612.492.7067
Email: rranum@fredlaw.com

cc:  Stanley D. Piekos